UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 16, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release - Announcement - AngloGold Ashanti Information Update on Situation
at Idled Obuasi Gold Mine

AngloGold Ashanti Limited
Reg No: 1944/017354/06

Directors: SM Pityana (Chairman) S Venkatakrishnan (British/Indian) (Chief Executive Officer) KC Ramon (Chief Financial Officer) R Gasant A Garner (American) DL
Hodgson NP January-Bardill MJ Kirkwood (British) M Richter (American/Panamanian) Prof LW Nkuhlu RJ Ruston (Australian)
Group General Counsel and Company Secretary: ME Sanz Perez

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
16 February 2016

NEWS RELEASE
AngloGold Ashanti Information Update on Situation at Idled Obuasi Gold Mine
Johannesburg and New York, 16 February 2016 - Last week, in the interests of safety,
AngloGold Ashanti Ghana withdrew employees performing non-essential functions from its idled
Obuasi Gold Mine, following the incursion of illegal miners inside the fenced areas of the site. There is no impact on AngloGold Ashanti’s production and All-In Sustaining Costs as the site is not forecast to be in production for at least this year. Remaining employees are performing critical tasks related to maintenance of the site, and also water treatment, provision of medical services and maintenance of electrical facilities that provide power and water to employees’ homes and surrounding communities.
This latest development at the site followed the withdrawal of government military protection from the mine on Tuesday, 2 February 2016, after initial incursions on 30 and 31 January 2016. It is important to note that the Ghana Army has a Memorandum of Understanding with the Chamber of
Mines, on behalf of its members, to deploy military personnel at mining operations. To AngloGold
Ashanti’s knowledge, no other mines with a military presence have been affected.
The situation at the mine is currently calm, though AngloGold Ashanti Ghana remains deeply concerned about the prevailing conditions, with illegal miners continuing to enter the site. If allowed to continue unchecked, illegal mining taking place on parts of the concession, and vandalism of property, could threaten the long-term viability of the mine and AngloGold Ashanti Ghana’s ability to continue its feasibility study and maintain critical services.
AngloGold Ashanti Ghana has informed local authorities, through a declaration of Force Majeure, that under the current situation it may be constrained from fulfilling certain conditions of its
Amended Programme of Mining Operations, the permit that covers current activities at Obuasi.
Following engagement on 12 February 2016 between AngloGold Ashanti and the Ghanaian
Minister of Lands and Natural Resources and other government officials, the Minister has committed to sending a delegation of high-ranking government officials to examine the situation at the mine. AngloGold Ashanti awaits the outcome of the delegation’s visit, and will continue to urge authorities at a national and local level to assist in upholding the law and returning safety and security to the site before further injuries or further loss of life occur.
- ENDS –
Background/ Notes to Editors
AngloGold Ashanti suspended underground mining operations at the Obuasi Mine at the end of
2014 after incurring heavy (and ultimately unaffordable) financial losses over several years.
Employees were paid a severance as mandated by law and in accordance with relevant Collective
Agreements and Employment Contracts. Despite a very difficult market for the global mining industry, AngloGold Ashanti continues to invest significant time, skill and financial resources in building the case for the Obuasi Mine’s redevelopment into a much needed, long-term contributor to the local, regional and national economies.
Since the suspension of operations, Obuasi has been in a government-approved limited operations phase, whilst AngloGold Ashanti conducts the feasibility study needed to determine whether the mine can be redeveloped into a profitable, productive operation that can once again be a significant employer and contributor to the local, regional and national economies in Ghana.

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts
Media

Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Chris Nthite +27-83-301-2481
cnthite@anglogoldashanti.com
Investors

Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com

Sabrina Brockman +1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2014, which was filed with the United States Securities and Exchange
Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-
looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue relian ce on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 16, 2016
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance